Exhibit 99.1

Tricom Announces Failure to Make Principal Payment on Its Senior Notes

SANTO DOMINGO, Dominican Republic, Sept. 1 — Tricom, S.A. (OTC: TRICY - News) today announced that it will not be making the $200 million principal payment on its 11-3/8% Senior Notes due today. The Company suspended principal and interest payments on its unsecured indebtedness and principal payments on its secured indebtedness, including the 11-3/8% Senior Notes, in October 2003.

About Tricom

Tricom, S.A. is a full-service communications services provider in the Dominican Republic. We offer local, long-distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American-based long-distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit http://www.tricom.net .

For Further Information Contact:
Investor Relations
Ph (809) 476-4044 / 4012
E-mail: investor.relations@tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.